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                          March 22, 2021

       James Graham
       Executive Vice President, Chief Legal Officer & Secretary
       CLEVELAND-CLIFFS INC.
       200 Public Square
       Suite 3300
       Cleveland, Ohio 44114-2315

                                                        Re: CLEVELAND-CLIFFS
INC.
                                                            Registration
Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-254251

       Dear Mr. Graham :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Michael Solecki